Exhibit 2.5

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2020, Grupo TMM, S.A.B. (the “Company,” “we,” “us,” and “our”) had the following classes of securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) nominative common shares without par value (“Shares”), (2) Ordinary Participation Certificates (Certificados de Participación Ordinaria) (“CPOs”), each representing one Share, and (3) American Depositary Shares (“ADSs”), each representing five CPOs.  Our Shares are listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V. or the “Bolsa”) and trade under the symbol TMM A. Our CPOs do not trade independently of the Shares on the Bolsa.  Our ADSs trade in the United States on the Over-the-Counter (“OTC”) market under the symbol GTMAY.

As of December 31, 2020, we had 102,182,841 Shares outstanding, including 18,613,105 Shares underlying our CPOs.

Disclosures under the following items are not applicable to us and have been omitted: other rights (Item 9.A.7. of Form 20-F), debt securities (Item 12.A of Form 20-F), warrants and rights (Item 12.B. of Form 20-F), and other securities (Item 12.C of Form 20-F).  Capitalized terms used but not defined herein have the meanings given to them in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020.

1.	Shares

A.	General

Below is a brief summary of certain significant provisions of our current Bylaws (Estatutos Sociales) and Mexican law relating to the Shares. It does not purport to be complete and is qualified in its entirety by reference to the Bylaws themselves and applicable provisions of Mexican law in effect as of the date of the Annual Report to which this exhibit forms a part, including the General Law of Mercantile Companies (Ley General de Sociedades Mercantiles) and the Mexican Securities Law (Ley del Mercado de Valores). An English translation of our Bylaws has been filed with the SEC as an exhibit to our Annual Report to which this exhibit is attached.

B.	Type and Class of Securities

Our total capital stock consists of 103,760,541 Shares, which are nominative common shares without par value.  The amount of Shares issued and outstanding as of the last day of the financial year covered by the Annual Report to which this exhibit is attached is given on the cover page of the Annual Report. All Shares confer the same rights on their holders, with each Share entitling the holder to one vote at any meeting of shareholders.

All Shares are evidenced by share certificates in registered form. Mexican law requires that all shares be represented by a certificate, although a single certificate may represent multiple shares of stock. Certificates may be issued in the name of the registered holder. All of our share certificates are issued in the name of the registered holder. Mexican law also requires that all transfers, encumbrances and liens on nominative shares must be recorded in the share registry book and are only enforceable against us and third parties after such registration occurs. S.D. Indeval, S.A. de C.V. (“Indeval”) is the registrar and transfer agent for the Shares held in book-entry form. A global certificate representing all Shares in book entry form is deposited at Indeval. Shareholders holding their share certificates directly are required to be recorded as such by the secretary of the Company in our share registry book.

C.	Preemptive Rights

In case of a capital increase, except in the case of treasury shares (in which case no preemptive rights applies), the holders of Shares have the preemptive right to subscribe for the new shares issued as a result of a capital increase, in proportion to the number of Shares owned by each of them.

D.	Limitations or Qualifications

Mexican law and Article 7 of our Bylaws provide that Shares may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law (Ley de Inversión Extranjera).  Any acquisition of Shares by a foreign investor in violation of these provisions would be null and void.

Any foreigner who acquires any interest or participation in our capital stock through CPOs will be considered a Mexican citizen insofar as Mexican law and we are concerned (except with respect to the right to own Shares) and will be deemed to understand and agree that such foreigner may not invoke the protection of his government in connection with his interest or participation in the Company, under penalty of forfeiture of such interest or participation in favor of the United Mexican States.

E.	Dividends and Distributions

Dividends are declared by the shareholders. All holders of common stock (represented by Shares, CPOs or ADSs) will share equally on a per share basis in any dividend declared by our shareholders or other distribution of the Company’s profits.

F.	Voting Rights, Shareholders’ Meetings and Certain Minority Rights

Shares, when properly issued, are fully voting shares of capital stock without par value. Shareholders are entitled to vote on all matters at ordinary or extraordinary shareholders’ meetings.  Each Share entitles the holder to one vote at any ordinary or extraordinary shareholders’ meeting.  Extraordinary meetings are those called to consider certain matters specified in Article 182 of the General Law of Mercantile Companies, such as changes to our Bylaws, liquidation, or mergers and other corporate reorganizations, spin-offs, or the de-listing of the Shares from the Mexican Stock Exchange or any foreign stock exchange. Ordinary meetings are meetings called to consider all other matters not reserved for extraordinary meetings.

 Our business and affairs are managed by the Board of Directors and by a General Director. The Board of Directors consists of not more than 21 nor fewer than 7 persons, provided that at least 25% of the directors are independent. Our directors are elected annually at the Annual Ordinary Shareholders’ Meeting. The Board of Directors shall always have a Chairman, a First Vice-Chairman and a Second Vice-Chairman and other Directors.

The directors (whenever elected) shall remain in office for the period of time stated below, calculated from the date of their appointment. The directors may be re-elected and, in case of the failure to appoint their substitute or if the designated substitute does not take office, the directors in office being substituted shall continue to perform their duties for up to 30 calendar days following the date of expiry of the term for which they were appointed:

Position in the Board of Directors	Term

Chairman	7 years
First Vice-Chairman	7 years
Second Vice-Chairman	Between 3 and 7 years (As determined by the General Shareholders’ Meeting that elects him/her.)
Other Directors	1 year
Except that in no event whatsoever shall more than one third (1/3) of the member directors be replaced for any fiscal year of the Company.

The General Director, or Chief Executive Officer, is in charge of the day-to-day management of the Company, the direction and execution of the businesses of the Company and of its subsidiaries, subject to the strategies, policies and guidelines approved by the Board of Directors or, as the case may be, by committees created pursuant to the corporate Bylaws.

The Board of Directors will convene an Annual Ordinary Shareholders’ Meeting at least once a year on the date determined by the Board of Directors within the first four months following the end of the fiscal year. In addition to dealing with the matters included on the agenda, the shareholders’ meeting should discuss, approve or modify the report of the Board of Directors, of the General Director and of the committee(s) that carry out the duties of corporate and audit practices, related to (i) the day-to-day conduct of business, (ii) the general balance sheet, (iii) the statement of income and losses, (iv) the statement of changes in financial position, and (v) the statement of the change in shareholders’ equity for such fiscal year. At such meeting directors shall also be appointed as per our Bylaws for the next fiscal year and their compensation shall be determined.

All notices of shareholders’ meetings shall be published once in the official newspaper of the domicile of the Company and in one of the newspapers of major circulation in such domicile, at least 15 days prior to the date scheduled for the meeting to be held. In order for the Ordinary Shareholders’ Meetings to be considered legally convened as a result of the first call, at least half of the capital stock in circulation at that time must be represented thereat, and the resolutions of such meeting shall be valid when passed by a majority of the votes present.

Ordinary Shareholders’ Meetings require the attendance of shareholders holding at least half the shares that have the right to attend such meetings, and the affirmative vote of a majority of the holders present at any such meeting, in a first call, and in a second call, the affirmative vote of majority holders of shares that have the right to attend any such meeting irrespective of the number of shares presents thereat, in order to take action.

Extraordinary Shareholders’ Meetings require the attendance of shareholders holding at least 75% of the shares that have the right to attend and vote at any such meetings, and the affirmative vote of at least half the issued and outstanding shares having such voting right, in a first call, and in a second or subsequent call, the attendance and affirmative vote of at least half the issued and outstanding shares having the right to attend and vote at any such meeting in order to take action.

Shareholders may be present or represented by a simple proxy at shareholders’ meetings. Directors and statutory auditors of the Company may not represent any shareholder at any shareholders’ meeting.

In order to attend any meeting, shareholders must obtain an admission card prior to the meeting from Indeval or another financial institution in the United Mexican States or abroad. Such financial institution must notify the Company (telegraphic or facsimile means are authorized) of the name of the depositor, the number of shares deposited and the date on which the deposit was made. Admission cards to shareholders’ meetings may be regularly obtained through authorized brokers in the United Mexican States which, together with the list issued by Indeval, will be sufficient for any shareholder to obtain the corresponding admission card.

Minority Rights Applicable to Shareholders

Holders of 10% or more of the Shares may require the Chairman of the Board of Directors or of the Audit and Corporate Practices Committee to call an Ordinary Shareholders’ Meeting.

A shareholder or group of shareholders representing at least 10% of the Shares represented at a Shareholders’ Meeting may request a postponement of voting on any matter of which they are not sufficiently informed without the need for a new call. This right may be exercised only once for the same matter.

A shareholder or group of shareholders representing at least 20% or more of the Shares may oppose in court the resolutions of the Ordinary Shareholders’ Meetings, provided: (i) the complaint is filed within the 15 days following the adjournment of the Shareholders’ Meeting, (ii) the plaintiffs have not attended the Shareholders’ Meeting or they have cast their vote against the resolution, and (iii) the complaint states the clause of the Company’s Bylaws or of the legal norm violated, as well as a description of the violation.

In addition, shareholders are entitled to (i) review all information and documents pertaining to the matters for which a Shareholders’ Meeting has been called at the offices of the Company and within at least 15 calendar days of the scheduled date of the meeting; (ii) request that certain relevant issues be dealt with at the meeting that were not originally on the agenda for the meeting, if called for under sundry or general matters in the relevant call for the meeting; (iii) be represented at the meeting by persons designated by them pursuant to standard proxy forms that are to be made available by the Company with at least 15 calendar days prior to the date scheduled for the meeting which will contain the name of the Company, the matters to be discussed at the meeting and spaces for instructions as to the manner of the vote; and (iv) execute agreements between or among different shareholders provided that any such shareholders’ agreement(s) must be disclosed to the Company within five business days following the date of their execution for disclosure thereof to the public through the relevant stock exchanges and disclosure of their existence in the annual reports of the Company, and provided further that such agreements will not affect any voting at any Shareholders’ Meeting of the Company, may not be enforced against the Company and will only be effective among the executing shareholders upon disclosure to the public as aforesaid.

Minority Rights Applicable to Shareholders, CPO holders and the CPO Trustee

A shareholder, or group of shareholders representing at least 5% or more of the Shares, may exercise a derivative action for civil liability against the directors and relevant officers of the Company, provided the complaint includes the total amount of the liabilities in favor of the Company, its subsidiaries or entities in which the Company owns 20% or more of the capital stock thereof, and not only the personal interest of the petitioners. The assets obtained as a result of the claim shall be for the benefit of the Company, its subsidiaries, or such entities, as applicable.

Pursuant to the Mexican Securities Law, CPOs or ADSs holders, as well as the CPO Trustee, may also exercise the aforementioned civil liability action.

G.	Acquisitions of Share Capital and Change of Control

On December 20, 2006, the Company amended Article 14 of its Bylaws to provide that the consent of the Board of Directors would be required for acquisitions that would result in any person or group of persons acquiring 5% or more of our Shares whether in a single transaction or in several simultaneous or successive transactions, notwithstanding the number of shares that such person may own at such time. If the approval process is not complied with, the acquirer will not be entitled to vote the acquired Shares. The approval process will apply only to direct acquisitions of Shares and not to CPOs and ADSs. In addition, the acquisition of Shares by any Mexican national may also be subject to the applicable provisions of Mexican antitrust laws.

The Board is required to decide on any request for authorization to acquire 5% or more of our Shares within a period of three months following the request and to take into account certain criteria as set forth in our Bylaws that relates to the consequences affecting the Company by such acquisition. Notwithstanding this restriction, in the event of a public offering for the acquisition of 100% of our Shares, no authorization by the Board of Directors in connection with such public offering is necessary and the Board of Directors is required by law to render an opinion related to the terms and conditions of such public offering, which opinion is to be rendered pursuant to applicable regulations. Our Bylaws provide that any amendment to the aforementioned provision may only be approved at a General Extraordinary Shareholders’ Meeting, at which shares representing 5% or more of the capital stock of the Company have not voted against.

On June 4, 2008, Article 14 of the Company’s Bylaws was further modified at the General Shareholder’s Meeting.  These modifications added further restrictions to the acquisition or the transfer of the Company’s shares providing more specific detail with respect to the requirements and authorizations required in order to acquire 5% or more of the Company’s shares.

Apart from the Board notification and authorization provisions of Article 14 of our Bylaws described above, there are no provisions in our Bylaws governing the ownership threshold above which shareholder ownership must be disclosed.

H.	Share Repurchases and Redemptions

Pursuant to Article 12 of the Company’s Bylaws, we may repurchase our Shares so long as the repurchases are carried out on the Mexican Stock Exchange at the then-prevailing market price, or the price offered in a public tender or auction authorized by the National Banking and Securities Commission. Any such repurchase must be in accordance with the requirements established by the Board, and the amount available to repurchase shares must be approved by the shareholders at an Ordinary Shareholders’ Meeting. Further, the Company must be current with the payment of its obligations under any debt instruments registered in the National Securities Registry, and the repurchase must not result in a failure of the Company to comply with the listing standards of the Mexican Stock Exchange.  During the period in which we own the repurchased Shares, we will not be entitled to exercise the voting and economic rights corresponding to such Shares, and such Shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting during such period.

Subject to compliance with the requirements of Article 10 of our Bylaws and the General Law of Mercantile Companies, our Shares may be proportionally redeemed upon approval of the shareholders at an Extraordinary Shareholders’ Meeting.

I.	Changes in Capital Stock

Increases and reductions in our capital stock must be approved at an Extraordinary Shareholders’ Meeting, subject to the provisions of our Bylaws and the General Law of Mercantile Companies.  In case of a capital increase, except in the case of treasury shares (in which case no preemptive rights applies), the holders of Shares have the preemptive right to subscribe for the new shares issued as a result of a capital increase, in proportion to the number of Shares owned by each of them.  Any reduction in the capital stock shall be performed by means of the cancellation of Shares for such an amount that permits the proportional redemption of Shares of all the shareholders who possess Shares representing the capital stock of the Corporation.

J.	Liquidation Rights

Any liquidation of the Company shall be carried out in the manner provided under the valid General Law of Mercantile Companies. The shareholders’ meeting, in the act of agreeing to the dissolution, should establish the rules that, in addition to the legal provisions and the provisions provided herein, should dictate the actions of the liquidators. Holders of 75% of the votes entitled to be cast are required to approve a liquidation of the Company.

K.	Withdrawal Rights

Whenever a shareholders’ meeting approves a change of corporate purpose, change of domicile or restructuring from one type of corporate form to another, any shareholder who has voted against such change or restructuring has the right to withdraw as a shareholder and receive an amount equal to the book value of its shares (in accordance with our latest balance sheet approved by the Annual Ordinary Shareholders’ Meeting), provided such shareholder exercises its right to withdraw during the 15-day period following the meeting at which such change or restructuring was approved.

L.	Conflicts of Interest

Under Mexican law, any shareholder whose interests conflict with the interests of the Company with respect to any transaction is obligated to disclose such conflict and is prohibited from voting on that transaction. A shareholder who violates this prohibition may be liable for damages, but only if the relevant transaction would not have been approved without that shareholder’s vote.

M.	Mandatory Repurchase Obligation

Mexican securities regulations obligate us to make a public offer for the purchase of our Shares if our registration with the Mexican securities registry is canceled, whether by order of the Mexican securities authority (Comisión Nacional Bancaria y de Valores or “CNBV”) or pursuant to a resolution adopted at an Extraordinary Shareholders’ Meeting with the approval of at least 95% of our shareholders. The minimum price at which we must purchase our Shares is the higher of: (i) the average of the closing price per Share during the previous 30 days on which the Shares were traded on the Mexican Stock Exchange, or (ii) the book value per Share, as reflected in the most recent quarterly report filed with the CNBV and the Mexican Stock Exchange prior to the offer date.

In accordance with applicable Mexican law, our Board of Directors will announce publicly its opinion regarding the price of the offer and any conflicts of interests that members of the Board may have regarding the offer. If following the conclusion of the public offering there remain outstanding Shares held by investors who did not participate in the offer, we will be required to establish and maintain for a six-month period a trust containing sufficient proceeds to purchase the remaining Shares outstanding.

2.	Ordinary Participation Certificates

A.	General

We contributed Shares of our capital stock to the Master Neutral Investment Trust (Fideicomiso Maestro de Inversion Neutra) (the “CPO Trust”) established with a 30-year term by Nacional Financiera, S.N.C. (the “CPO Trustee”) on November 24, 1989. The CPO Trustee authorized the issuance of non-redeemable ordinary participation certificates (certificados de participación ordinarios no amortizables), or CPOs, that correspond to our Shares. One CPO may be issued for each of our Shares contributed to the CPO Trust. The Company’s CPOs are registered only in connection with the registration of the Company’s ADSs, pursuant to SEC requirements, and are not for trading.

The CPO Trust operates through Indeval, the central depositary for shares trading on the Bolsa.  The principal executive office of the CPO Trustee is located at Insurgentes Sur 1971, Col. Guadalupe Inn, C.P. 01020 Mexico, D.F., Mexico.  As of December 31, 2020, a total of 18,613,105 Shares were held by the CPO Trust.

Below is a summary description of the material terms of our CPOs.  It does not purport to be complete and is qualified in its entirety by reference to the CPO Trust Agreement, an English translation of which has been filed with the SEC as an exhibit to our Annual Report to which this exhibit is attached.

B.	Limitations and Qualifications

Mexican and non-Mexican investors may hold CPOs without restrictions of any kind. However, CPOs constitute separate negotiable instruments different and apart from our Shares, and afford to their holders only economic rights attaching to Shares. Consequently, holders of CPOs are not entitled to exercise any voting rights with respect to the Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Shares in the same manner as holders of a majority of the outstanding Shares not held in the CPO Trust and voted at the relevant shareholders’ meeting.

We note that because CPOs are negotiable instruments separate and apart from Shares of the Company, holders of CPOs do not qualify as shareholders, and may not exercise the minority rights afforded by the General Law of Mercantile Companies and Mexican Securities Law of the United Mexican States, except for the right to exercise a derivative action for civil liability against the Directors and relevant officers of the Company or its subsidiaries.
The right to bring a such an action is available to a holder of CPOs who alone or together with a group of shareholders, CPO holders and ADS holders holds Shares, CPOs or ADSs representing at least 5% or more of the Shares, provided the complaint includes the total amount of the liabilities in favor of the Company, its subsidiaries or entities in which the Company owns 20% or more of the capital stock thereof, and not only the personal interest of the petitioners. The assets obtained as a result of the claim shall be for the benefit of the Company, its subsidiaries, or such entities, as applicable.

Appraisal rights will not be available to holders of CPOs.  The CPO Trust does not contain any provision granting CPO holders the right to inspect the transfer books of the CPO Trust and the list of holders of CPOs.  The CPO Trust does not provide CPO holders with the right to receive Company notices, reports and proxy soliciting material.

Any foreigner who acquires any interest or participation in our capital stock through CPOs will be considered a Mexican citizen insofar as Mexican law and we are concerned (except with respect to the right to own Shares) and will be deemed to understand and agree that such foreigner may not invoke the protection of his government in connection with his interest or participation in the Company, under penalty of forfeiture of such interest or participation in favor of the United Mexican States.

C.	Dividends, Distributions and Other Rights

Each CPO represents financial interests in one Share.  Holders of CPOs will share equally on a per Share basis in any dividend declared by our shareholders or other distribution of the Company’s profits. Cash dividends on the Shares received by the CPO Trustee will be distributed to CPO holders in proportion to their holdings. Dividends in Shares received by the CPO Trustee will be retained in the CPO Trust and the CPO Trustee will deliver additional CPOs representing those Shares to the CPO holders in proportion to their holdings.

The CPO Trustee will subscribe for capital increases offered by the Company to holders of CPOs to the extent that holders of CPOs so request and timely furnish to the CPO Trustee sufficient funds for that purpose.

D.	Fees and Expenses of CPO Trustee and Indeval

The fees and expenses of the CPO Trustee for administration of the CPO Trust and amounts payable to Indeval as depositary for the Shares are paid by the Company.

E.	Liability of the CPO Trustee

The CPO Trustee is not responsible for acts performed by it in compliance with the instructions of the Technical Committee of the CPO Trust, and it is not responsible for failing to comply with instructions of the Technical Committee that are unlawful or contrary to the terms of the CPO Trust Agreement

F.	Termination of the CPO Trust

The term of the CPO Trust is the maximum term allowed by Mexican law, which currently is 50 years; the CPO Trust may be terminated prior to the end of its term upon recommendation by the Technical Committee of the CPO Trust, by a resolution adopted by a meeting of CPO holders.  Prior to its termination date, the CPO Trustee will sell Shares held by the CPO Trust, and deliver the proceeds thereof to CPO holders in proportion to their respective CPO holdings. Alternatively, we may establish a new trust to enable continued foreign equity participation in the Company. Although, we will endeavor to establish a new trust to substitute the CPO Trust, no assurance can be made that we will in fact establish or be able to establish such new trust.

3.	American Depositary Shares.

A.	General

The Company has registered ADSs, which are represented by American Depositary Receipts (“ADRs”).  The Bank of New York Mellon, a New York banking institution with headquarters at 240 Greenwich Street, New York, NY 10286, serves as the depositary (the “Depositary”) and registers and delivers ADSs. The Mexican custodian for the Depositary is Indeval (the “Custodian”). They are open to inspection by owners and holders during business hours.

In the United States, our ADSs, each representing five CPOs, trade on the OTC market under the ticker symbol GTMAY. As of December 31, 2020, we had 102,182,841 outstanding Shares, 18,613,105 were held in the form of ADSs.

The Depositary will be the holder of the Shares underlying an ADS holder’s ADSs. The Deposit Agreement sets out ADS holder rights as well as the rights and obligations of the Depositary.  New York law governs the Deposit Agreement and the ADSs.  The Company will not treat an ADS holder as one of its shareholders and an ADS Holder will not have shareholder rights. Mexican law governs shareholder rights.  To exercise any shareholder rights directly, an ADS holder would need to surrender their ADSs and become a direct shareholder of the Company.

Below is a summary description of certain material terms of our ADSs.  It does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement, which has been filed with the SEC as an exhibit to our Annual Report to which this exhibit is attached.

B.	Dividends and Other Distributions.

The Depositary has agreed to pay ADS holders the cash dividends or other distributions it or the custodian receives on Shares or other deposited securities, after deducting its fees and expenses. An ADS holder will receive these distributions in proportion to the number of Shares their ADSs represent.

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Cash. The Depositary will convert any cash dividend or other cash distribution the Company pays on the Shares into U.S. dollars. Before making a distribution, the Depositary will deduct any withholding taxes that must be paid.

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Distributions in CPOs. If any distribution consists of a dividend in CPOs, the Depositary may deliver to the CPOs in proportion to the number of ADSs held by an ADS holder.  In lieu of delivering fractional ADSs, the Depositary shall use reasonable efforts to sell the amount of CPOs (or Shares underlying the amount of CPOs) represented by the aggregate of such fractions and distribute the net proceeds.

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Rights to Purchase Additional Shares. If the Company offers holders of its securities any rights to subscribe for additional shares or any other rights, the Depositary may, after consultation with the Company, make these rights available to ADS holders.

C.	Voting Rights.

An ADS holder will not be entitled to attend shareholder’s meetings, but it may instruct the Depositary to vote the Shares underlying their ADSs. The Depositary will notify the ADS holder of the upcoming vote and arrange to deliver the Company’s voting materials. The Depositary shall not vote other than in accordance with the ADS holder’ instructions.

The Company cannot assure an ADS holder that it will receive the voting materials in time to ensure that it can instruct the Depositary to vote their Shares. This means that an ADS holder may not be able to exercise their right to vote and there may be nothing it can do if their Shares are not voted as it requested.

D.	Notices, Reports and Proxy Solicitations; Inspections

The Depositary will make available for inspection by ADS holders at its corporate office any reports, notices and other communications, including any proxy soliciting material, received from the Company or the CPO Trustee which are both (a) received by the Depositary as the holder of deposited CPOs and (b) made generally available to the holders of CPOs by the Company or the CPO Trustee. The Depositary will also, upon written request by the Company, send to ADS holders copies of such reports when furnished by the Company pursuant to the Deposit Agreement.  Any such reports and communications, including any such proxy soliciting material, furnished to the Depositary by the Company shall be furnished in English to the extent such materials are required to be translated into English pursuant to SEC regulations.

The Depositary will keep books, at its corporate office, for the registration and transfer of ADSs which at all reasonable times shall be open for inspection by ADS holders.

E.	Reclassifications, Recapitalizations, or Mergers

Upon any change in par value, split-up, recapitalization, reorganization, merger, consolidation, or sale of assets affecting the Company, any securities received by the Depositary in exchange for or in conversion of such securities will be treated as additional securities.

F.	Transfers and Withdrawals

Subject to the terms and conditionso of the Deposit Agreement, upon surrender to the Depositary of ADSs and payment of any applicable fees, taxes or other expenses, an ADS holder is entitled to delivery, to him or as instructed, of the amount of CPOs at the time represented by those ADSs. Delivery of CPOs may be made by the delivery of (a) certificates or account transfer in the name of the ADS holder or as ordered by him, with proper endorsement or accompanied by proper instruments or instructions of transfer and (b) any other securities, property and cash to which the ADS holder is then entitled.

Transfers of ADSs may be registered on the books of the Depositary by the ADS holder in person or by a duly authorized attorney, upon surrender of those ADSs properly endorsed for transfer or accompanied by proper instruments of transfer, in the case of an ADR, or pursuant to a proper instruction, in the case of uncertificated ADSs, and funds sufficient to pay any applicable transfer taxes and the expenses of the Depositary and upon compliance with such regulations, if any, as the Depositary may establish for such purpose.

As a condition precedent to the delivery, registration of transfer, or surrender of any ADSs or split-up or combination of any ADR or withdrawal of any depositied CPOs, the Depositary, the Custodian, or registrar may require:

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payment from the depositor of CPOs or the presenter of the ADR or instruction for registration of transfer or surrender of ADSs not evidenced by an ADR of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to CPOs being deposited or withdrawn);

•	payment of any applicable fees as provided in the Deposit Agreement;

•	the production of proof satisfactory to it as to the identity and genuineness of any signature; and

•	compliance with any regulations the Depositary may establish consistent with the provisions of the Deposit Agreement.

The delivery of ADSs against deposit of CPOs generally or against deposit of particular CPOs may be suspended, or the transfer of ADSs in particular instances may be refused, or the registration of transfer of outstanding ADSs generally may be suspended, during any period when the transfer books of the Depositary or the CPO Trust or foreign registrar are closed, or if any such action is deemed necessary or advisable by the Depositary, the CPO Trustee, the Company or its foreign registrar at any time or from time to time because of any requirement of law or of any government or governmental body or commission, or any securities exchange on which the ADSs or CPOs are listed, or under any provision of the Deposit Agreement, or for any other reason, except that the surrender of outstanding ADSs and withdrawal of CPOs may not be suspended subject only to (i) temporary delays caused by closing the transfer books of the Depositary or the CPO Trust, the Company or the foreign registrar, if applicable, or the deposit of CPOs in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes and similar charges, and (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the ADSs or to the withdrawal of the CPOs.

G.	Amendment and Termination

The Deposit Agreement may at any time be amended by the Company and the Depositary without the consent of ADS holders.  In no event shall any amendment impair the right of the ADS holder to surrender ADSs and receive therefor the deposited securities represented thereby, except as required to comply with applicable law.

After termination, the Depositary and its agents will do the following under the Deposit Agreement but nothing else: (a) collect distributions on the deposited securities, (b) sell rights and other property and (c) deliver Shares, dividends and other distributions, proceeds of any sale and other deposited securities upon surrender of ADSs.

H.	Limitation of Liability

The Deposit Agreement expressly limits the Company’s obligations and the obligations of the Depositary. It also limits the Company’s liability and the liability of the Depositary.  Each of the Company and the Depositary are not liable:

•	if it is prevented or delayed by law or circumstances beyond its control from performing its obligations under the Deposit Agreement;

•	if it exercises discretion permitted under the Deposit Agreement;

•	for the inability of any ADS holder to benefit from any distribution, offering, right or other benefit which is not expressly made available to ADS holders; and

•	for any special, consequential or punitive damages for any breach of the terms of the Deposit Agreement.